Filed by Henry Schein, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Henry Schein, Inc.

Commission File No.: 000-27078

The following is a partial transcript of a conference call held by the Company on November 13, 2018:

Erin Elizabeth Wilson Wright: And then switching over to Animal Health, I guess it has been considered that that’s a component of your diversification strategy, so if you could breakdown sort of the rationale behind this and the combination with Vets First Choice and the value proposition of the combined entity? And also provide an update on timing?

Steven Paladino: Sure. So when we were doing our recent strategic planning, one of the things that we realized is that pure-play Animal Health companies command a much higher valuation than what’s embedded within Henry Schein. And probably some of the reasons are that it’s a fastest growing market. It’s growing in the mid-single digits, the market is, and we’ve been growing faster than that. It’s expected to continue, the long-term growth rates are expected to be very strong because the pet population is continuing to grow both in the U.S. and other markets. And we all know that once you get a pet, the pet is treated as if it’s part of the family and health care services are generally provided as needed for the pet. So we recognize that and we looked at different alternatives and we said well, how could we help unlock shareholder value for our shareholders. And we quickly looked and dismissed selling the business. We looked at it, but because our tax basis in the business is very low, there would be too much tax leakage to do a transaction like that. So we identified doing this tax-free RMT, Reverse Morris Trust, spin-off that would be tax-free to our shareholders. But it will allow us to unlock shareholder value and we started pursuing that. While we were pursuing that, we had some discussions with VFC, and we saw another opportunity to unlock shareholder value in creating synergies between the 2 companies. And we did state back in April when we announced the spin-off that the combined company would have over $100 million of operating income synergies by the end of year 3. And those 2 things really should create some really nice shareholder value for the Henry Schein shareholders. So we’re doing very well on the whole spin-off process. The spin-off is moving on target and on plan. We still expect to complete it either by very late this year, so by December 31, but probably more likely early January or in January as the timing. But we’re right on target. We have filed a confidential registration statement. We’ve already received comments from the SEC. We’ve already responded to those comments. By the way, the comments relatively normal and light. We’re now updating the registration statement for Q3 numbers because we originally filed with Q2 numbers. And so everything is going really in accordance with plan. We would expect a registration statement to become a public document probably 2 to 4 weeks before the marketing and the roadshow for Vets First Choice starts. So give people adequate time to look at the document and prepare questions for that roadshow. The Vets First Choice model, we think, is very synergistic with Henry Schein, and that Henry Schein has always positioned itself with its customers as a trusted adviser. And this is Henry Schein’s now hopefully once it closes, going to its customers and saying hey, we have another really exciting value-added proposition for you in having Vets First Choice really work in your prescription management and identifying opportunities where compliance and prescriptions is really lower than what they could be. And will help you do that. And most veterinarians really don’t communicate with their pet owners once they leave the practice. So this is an opportunity for the pet owner to really get some communications and provide better care for their pet, it’s a win for the pet owner, it’s a win for Vets First Choice because they get paid on a transaction basis. And it’s a win for the veterinarian, because the veterinarian didn’t have these income opportunities prior to working with Vets First Choice. So the spin is on target as far as the planning is going, and we just refreshed the synergies and we’re still comfortable with that $100 million by the end of year 3. So stay tuned in the next 60 or 90 days, and we should have the transaction complete by then.

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Additional Information and Where to Find It

In connection with the proposed transaction, Vets First Corp. plans to file relevant materials with the SEC, including a registration statement on Form S-1/S-4 containing a prospectus, in the coming months. Investors and security holders are urged to carefully read the registration statement/prospectus (including any amendments or supplements thereto and any documents incorporated by reference therein) and any other relevant documents filed with the SEC when they become available, because they will contain important information about the parties and the proposed transaction. The registration statement/prospectus and other relevant documents that are filed with the SEC can be obtained free of charge (when available) from the SEC’s web site atwww.sec.gov.

These documents can (when available) also be obtained free of charge from Henry Schein, Inc. upon written request to Carolynne Borders at Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

In accordance with the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995, Henry Schein provides the following cautionary remarks regarding important factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied herein. These statements are identified by the use of such terms as “may,” “could,” “expect,” “intend,” “believe,” “plan,” “estimate,” “forecast,” “project,” “anticipate” or other comparable terms. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to anticipated synergies and the expected timetable for completing the proposed transaction — are forward-looking statements. All forward-looking statements made by us are subject to risks and uncertainties and are not guarantees of future performance. Therefore, you should not rely on any of these forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the transaction and the timing of the closing of the transaction; the ability to obtain requisite approvals; the ability to successfully integrate operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the SEC by Henry Schein from time to time, including those discussed under the heading “Risk Factors” in its most recently filed Annual Report on Form 10-K. We undertake no duty and have no obligation to update any forward-looking statements contained herein.

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